CAPITAL GROWTH, INC.
                        55 West 200 North
                        Provo, Utah 84601
                        Phone 801-377-1758
                         Fax 801-377-1773

                          Aug 7, 2000

Mr. Bill Spencer, President
Imagenetix, inc.
16935 W. Bernardo Drive
Suite 101
San Diego, CA 92127
Phone: 858-674-8455
Fax: 858-674-8460

RE: Proposed Exchange of shares of Capital Growth, Inc. ("Acquiror") for all of the outstanding shares of Imagenetix, Inc. ("Acquiree")

Dear Mr. Spencer:

      This letter will confirm the recent discussions we have had with you relative to the proposed exchange of shares of the common stock of Capital Growth, Inc. ("Acquiror") for all of the issued and outstanding common stock of Imagenetix, Inc. (Acquiree). The objective of our discussions has been the execution and consummation, as soon as feasible, of a formal agreement between Acquiror and Acquiree (the "Exchange Agreement") which, among other things, would provide for the various matters set forth below.

     Acquiror will acquire all of the issued and outstanding common stock of Acquiree from the shareholders of Acquiree (which will include existing shareholders, shareholders from a private placement raise, and certain consultants) in exchange for a maximum of 6,450,000 shares of the common stock of Acquiror ("Common Stock") which will be delivered upon the closing of this transaction (the "Closing Date"). You will need to provide us with the names and addresses of the shareholders as soon as possible. This transaction is intended to qualify as a tax-free reorganization under Section 368 of the Internal Revenue Code such that the shares of Acquiror received by the shareholders of Acquiree will be received on a tax-free basis. The shares to be issued by Acquiror will be "restricted securities" as defined in Rule 144 under the Securities Act of 1933, and an appropriate legend will be placed on the certificates representing such shares, and stop transfer orders placed against them. Also, at Closing, options or warrants of Acquiree will be exchanged for a like amount of options or warrants of Acquiror. Such new option pricing, terms, and conditions will mirror those of Acquiree after adjusting for any stock splits. Additionally, a maximum of 2,740,000 warrants, 225,000 options to Bill Spencer, and 300,000 employee stock options of Acquiree will be exchanged for a like amount of options and warrants of Acquiror.

     Prior to or simultaneously with the closing, Acquiree will have completed a Private Placement offering for a minimum of $500,000 and a maximum of $1,400,000 in equity which funds shall be escrowed until the minimum is raised.

     At closing, Acquiror will be reorganized so that there will be 2,000,000 shares of Acquiror Common Stock outstanding and 393,750 warrants outstanding. After the closing of this transaction, there will be a maximum of 8,450,000 shares outstanding. If the maximum is raised, the Closing ownership will be:


IMAGENETIX, INC. SHAREHOLDERS                   5,050,000 Shares

PRIVATE PLACEMENT SHAREHOLDERS                  1,400,000 Shares
From completion of a maximum $1,400,000 equity funding.

PUBLIC CO. SHAREHOLDERS                         2,000,000 Shares

TOTAL                                           8,450,000 Shares


IMAGENETIX, INC. WARRANTHOLDERS                 2,740,000 Warrants
Assumes the maximum is raised in the private placement and Assumes up to 140,000 warrants to underwriter

BILL SPENCER STOCK OPTIONS                        225,000 Options

EMPLOYEE STOCK OPTIONS                            300,000 Options

PUBLIC CO. WARRANTHOLDERS                         393,750 Warrants

TOTAL                                           3,658,750

     The warrants will carry terms and conditions as agreed upon by both acquiree and acquiror prior to the closing. The employee stock options will be exercisable at $2.00 per share. Bill Spencer's options will be exercisable at $1.00 per share.

     Simultaneously with the closing, the authorized common shares shall be 50,000,000 shares.

     The current officers and directors of Acquiror will submit their resignation as officers and directors effective on the Closing Date.

     On the Closing Date, Acquiror will have $11,000 liabilities and $0 assets except as set forth in its 12/31/99 Audited Financial Statements and/or interim Financial Statements.

     Other terms of the Exchange Agreement will include:

     Acquiror shall be in good standing in its state of domicile and shall not be in violation of any Federal or State securities or other laws governing it.

     Acquiror will be current in all of its filing requirements as to all tax, securities or other reports required under laws to which it is subject, and shall deliver copies of these reports to Acquiree along with copies of its past and current audited financial statements.

     Acquiror shall, at closing, be able to make customary representations, including but not limited to, representations and warranties that it has no liabilities and that it is not a party to any litigation.

     There shall be no change in the current outstanding capital structure of Acquiror including outstanding shares, options, warrants or related matters, except referred to herein.

     Acquiree shall be in good standing in its state of domicile and shall be duly qualified to do business as a foreign corporation in those jurisdictions, which require such qualification. Acquiree shall be free from any material pending or threatened litigation, claims, or contingent liabilities.

     Acquiree shall be current and in good standing with respect to all material contracts to which it is a party.

     The proposed transaction shall not violate any contract, agreement or arrangement to which Acquiree is a party.

     Acquiree shall designate all persons to be elected to the Board of Directors of Acquiror at closing subject to the Acquirors shareholders' approval, and the name of Acquiror will be changed to a name selected by mutual consent of Acquiror and Acquiree.

     No officer, director or controlling shareholder of Acquiree shall have a criminal record, bankruptcy, SEC censure, disbarment, loss of his/her professional license or be under investigation for any of the above.

     Acquiror's Legal Counsel will prepare updated information at closing for submission to Standard & Poors ("S & P") for an S & P Listing for Blue-Sky purposes or to update the existing listing.

     Acquiror's Legal Counsel will prepare 15C211 materials immediately following the closing of this transaction.

     Acquiree will immediately engage legal counsel to assist in expediting the closing of this transaction.

     Acquiree agrees to cooperate in providing and explaining information with respect to the transaction contemplated herein. The information to be provided shall be sufficient to allow Acquiror to apprise its shareholders of the business of Acquiree in compliance with the requirements of the Federal Securities laws, as applicable.

     Prior to closing, Acquiree shall provide audited financial statements and interim GAAP financial statements as required since inception which have been prepared in accordance with generally accepted accounting principles ("GAAP") and in compliance with Regulation S-X as promulgated by the Securities and Exchange Commission.

     As a condition to the Closing Acquiror will obtain majority shareholder approval for the transaction.

     As soon as practical after the execution hereof, Acquiror with Acquirees' prior approval shall notify its shareholders of the proposed transaction. Subsequent thereto, no party hereto shall release any information to the public or the media without the consent of all other parties. Acquiror shall submit to Acquiree, in advance of release, any proposed press release for its reasonable prior approval.

     After the closing of the Exchange Agreement:

     Acquiree agrees to submit a timely completed Registration to the SEC and to include shares, warrants, and options for resale of those shareholders, warrant holders, and option-holders as agreed to between the Acquiror and Acquiree. Acquiree will use its best efforts to keep the company and such registration current for a period of no less than 12 months.

     Acquiree agrees to update Market-Makers by submitting updated 15C211 information to them following the Closing.

     Acquiree will submit the appropriate paperwork and fees to Standard & Poors in order for the company's stock to be Blue-Skied for trading or updated for continual trading.

     Acquiree agrees that it will engage a financial public relations firm by the closing date of this transaction who is mutually satisfactory to Acquiree and the now existing Board of Directors of Acquiror. Such firm, or an acceptable substitute firm, shall be continuously engaged for a minimum of eighteen (18) months.

     The parties hereto hereby agree to conduct their business in accordance with the ordinary, usual and normal course of business heretofore conducted by them. Thus, there may be no material adverse changes in the business of any of the companies from the date hereof through the closing of this transaction.

     Acquiror has not engaged any brokers or finders with respect to this transaction, and if Acquiree has or intends to use any broker or finder, Acquiree agrees to notify Acquiror in writing and Acquiree agrees to be responsible for any fees or other expenses of such broker or finder.

     All parties hereto agree to take whatever reasonable steps are required to facilitate the consummation of the transaction contemplated herein, including providing of information regarding the corporate parties hereto.

     Upon the signing of this Letter of Intent, Acquiror and Acquiree will provide to each other full access to their books and records and will furnish financial and operating data and such other information with respect to their business and assets as may reasonably be requested from time to time. If the proposed transaction is not consummated, all parties shall keep confidential any information (unless ascertainable from public findings or published information) obtained concerning the other's operations, assets and business.

    Upon the execution by you and return to us of this Letter of Intent, counsel for Acquiror and Acquiree will prepare an Exchange Agreement, which shall contain provisions in accord with this letter together with such further appropriate terms and conditions as legal counsel and the parties may mutually determine. The Exchange Agreement shall be subject to the approval of the respective shareholders and boards of directors of Acquiror and Acquiree.

     It is understood that the terms set forth in this letter may not constitute all of the major terms which will be included in the Exchange Agreement; and that the terms set forth herein are subject to further
discussion and negotiation.  This letter is non-binding.   This Letter of
Intent will be null and void, if the proposed transaction has not been closed by Sept 15, 2000 or extended by both parties in writing.

     If the foregoing accurately reflects our discussions, please execute and return the undersigned one copy of this letter.


  ACCEPTED AND AGREED TO AUGUST 31, 2000


CAPITAL GROWTH, INC.            IMAGENETIX, INC.

By: /s/ David Nemelka               By: /s/ Bill Spencer
   David Nemelka, President             Bill Spencer, President